September 19, 2018

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:          John Reynolds

Assistant Director

Office of Natural Resources

Re:                             Kimbell Royalty Partners, LP

Registration Statement on Form S-3, as amended by Amendment No. 1

File No. 333-226425

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Kimbell Royalty Partners, LP, respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated to 5:00 p.m., Eastern Time, on September 21, 2018, or as soon as practicable thereafter.

If you have any questions with respect to the foregoing or require any additional information in connection with the filing, please contact Jeff M. Dobbs of Mayer Brown LLP at (713) 238-2697. Thank you for your assistance.

Very truly yours,

KIMBELL ROYALTY PARTNERS, LP

By: Kimbell Royalty GP, LLC, its general partner

By:	/s/ R. Davis Ravnaas
R. Davis Ravnaas
President and Chief Financial Officer

cc: William T. Heller IV, Mayer Brown LLP

Jeff M. Dobbs, Mayer Brown LLP